[Repros Therapeutics Inc. Letterhead]

January 5, 2010

The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:  Mr. Jeffrey P. Riedler:

Re:	Registration Statement on FormS-3 under the Securities Act of 1933, as amended (Registration No. 333-163510), filed by Repros Therapeutics Inc.

Dear Mr. Riedler:

Repros Therapeutics Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement becomes effective at 2:00 p.m., Washington, D.C. time, on Thursday, January 7, 2010, or as soon thereafter as is practicable.  In connection with the Company's acceleration request, the Company acknowledges that:

1.           If the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3.           The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jeffrey R. Harder at (281) 681-5931 once the Registration Statement is declared effective.

REPROS THERAPEUTICS INC.

By: /s/ Joseph S. Podolski
Joseph S. Podolski
President and Chief Executive Officer